UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEUROBO PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R 107
(CUSIP Number)

David Zagore

Jonathan Pavony

Squire Patton Boggs (US) LLP

2550 M Street, N.W.

Washington, DC 20037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,335,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,335,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (Based upon 22,171,182 shares issued and outstanding as identified in Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,121,190
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,121,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (Based upon 22,171,182 shares issued and outstanding as identified in Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 7
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,864,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,864,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (Based upon 22,171,182 shares issued and outstanding as identified in Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E&Investment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,321,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,321,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,321,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0% (Based upon 22,171,182 shares issued and outstanding as identified in Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Na Yeon Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,321,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,321,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,321,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0% (Based upon 22,171,182 shares issued and outstanding as identified in Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP: 64132R 107

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the Reporting Persons (defined below) with respect to the Common Stock (defined below) of NeuroBo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D that was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2020 (the “Original Schedule 13D”).

Item 1. Security and Issuer.

The title and class of equity securities to which this Amendment No. 1 relates is common stock, par value $0.001 per share (“Common Stock”), of the Issuer. The address of the Issuer’s principal executive office is 200 Berkeley Street, Office 19th Floor, Boston, Massachusetts 02116.

Item 2. Identity and Background.

(a)       This Amendment No.1 is being filed by The E&Healthcare Investment Fund II (“Fund II”), The E&Healthcare Investment Fund No. 6 (“Fund 6”), The E&Healthcare Investment Fund No. 7 (“Fund 7”), E&Investment, Inc (“GP”), and Na Yeon Kim (collectively, the “Reporting Persons”). Each of the entity Reporting Persons is organized under the laws of the Republic of Korea. GP is the sole general partner of each of Fund II, Fund 6, and Fund 7.

With respect to the Reporting Person, Schedule A to this Amendment No. 1 sets forth a list of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of the Reporting Person.

(b)       The business address of Ms. Kim and the address of the principal office of the entity Reporting Persons is 16th floor, Yeoksam I-Tower, 326, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06211.

(c)       Each of the entity Reporting Persons is in the business of investing in securities. Ms. Kim’s principal occupation is Chief Executive Officer of the Growth Capital Division of the GP. Schedule I sets forth the principal occupation or employment of each of the other Scheduled Persons.

(d)       During the last five years, none of the Reporting Persons, or in the case of the entity Reporting Persons, none of their Scheduled Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons or any of their Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

On December 30, 2019, NeuroBo Pharmaceuticals, Inc., a Delaware corporation (“Private NeuroBo”), and GR Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Gemphire Therapeutics Inc. (“Gemphire”), merged with and into Private NeuroBo, with Private NeuroBo continuing as a wholly-owned subsidiary of Gemphire and the surviving corporation of the merger (the “Merger”).

Immediately prior the closing of the Merger, Fund II, Fund 6, and Fund 7 were stockholders of Private NeuroBo. Pursuant to the Merger, the capital stock and convertible promissory notes of Private NeuroBo previously held by Fund II, Fund 6, and Fund 7 were converted into an aggregate of 7,321,789 shares of Common Stock.

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is incorporated by reference into this Item 4, as applicable.

On March 9, 2021, E&H II, E&H 6 and E&H 7 (collectively, the “E&H Entities”) entered into a Voting Agreement (the “Voting Agreement”) with Dong-A ST Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Dong-A”, and together with the E&H Entities, the “Stockholders”). Pursuant to the terms of the Voting Agreement and subject to the terms and conditions thereof, each Stockholder agreed, among other things, to vote the shares of Common Stock of the Issuer owned by the Stockholders together with any other shares of Common Stock of the Issuer that become beneficially owned by the Stockholders until the termination of the Voting Agreement (the “Owned Shares”) (a)(i) in favor of the one (1) Class II director specified by the E&H Entities and two (2) Class II directors specified by Dong-A at the Issuer’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”) and (ii) at the Issuer’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”) for such number of directors specified by Dong-A as would, together with any Class II directors specified by Dong-A remaining on the board of directors (the “Board”) of the Issuer, represent a majority of the members of the Board, (b) in favor of any proposal submitted to the Issuer’s stockholders in connection with a transaction that has been approved by the Board providing for the contribution by Dong-A of the DA Products (as defined below) and (c) in favor of any proposal submitted to the Issuer’s stockholders providing for the declassification of the Board. Notwithstanding the foregoing, the E&H Entities shall not be required to perform its obligations with respect to the 2022 Annual Meeting under sub-clause (ii) above, unless Dong-A submits to the Issuer in good faith a binding offer to contribute all DA Products to the Company by the record date for the 2022 Annual Meeting.

The Voting Agreement is terminable upon the earlier to occur of (a) April 30, 2023 and (b) the date that is thirty (30) days following the delivery of a written termination notice from Dong-A to the E&H Entities; provided that Dong-A is not entitled to deliver any such written notice prior to the conclusion of the 2021 Annual Meeting. In the event that Dong-A terminates the Voting Agreement prior to the 2022 Annual Meeting, Dong-A is obligated to (i) vote all of its Owned Shares for directors specified by the E&H Entities in connection with the election of directors at the Issuer’s 2022 Annual Meeting or any other meetings of stockholders of the Issuer at which directors are elected until the Issuer’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”), (ii) upon request of the E&H Entities, vote to remove all directors specified by Dong-A from office and request the resignation of such directors specified by Dong-A on timing specified by the E&H Entities and (iii) request that all directors specified by Dong-A who are in office to cooperate in good faith with the E&H Entities, only to the extent consistent with, and not in violation of, (x) such director’s fiduciary duties to the Issuer and its stockholders and (y) any applicable (including civil) law.

Subject to certain exceptions, each Stockholder agreed, during the term of the Voting Agreement, not to (a) sell, transfer or dispose of, any of the Owned Shares, (b) grant proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares, (c) take any action that would cause such Stockholder’s representations or warranties to no longer be true and correct or prevent such Stockholder from performing its obligations or (d) agree to take any of the foregoing actions.

Dong-A agreed to submit to the Issuer, by the record date for the 2022 Annual Meeting, a binding offer to contribute to the Issuer the DA-1241, DA-1726 and DA-7010 products (the “DA Products”) on reasonable terms and conditions and to complete the contribution of the DA Products to the Issuer by the end of October 2022.

Additionally, Dong-A agreed, in the event that the E&H Entities is not able to sell all of its Owned Shares without volume restrictions as of December 31, 2022 following the consummation of a transaction between the Issuer and Dong-A providing for the contribution of the DA Products to the Issuer, to provide the E&H Entities with a put right, exercisable after December 31, 2022 and prior to January 31, 2023, requiring Dong-A to acquire from the E&H Entities, at a price per share equal to the trailing twenty (20) day volume weighted average price per share of Common Stock, such number of shares of Common Stock held by the E&H Entities in excess of 9.9% of the outstanding shares of Common Stock at such time.

The foregoing summary of the Voting Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit B, and is incorporated herein by reference.

The Reporting Persons intend, together with Dong-A and as contemplated by the Voting Agreement, to nominate a slate of directors to be elected to the Board at the Issuer’s 2021 Annual Meeting and 2022 Annual Meeting and propose the declassification of the Board. If individuals nominated by the Stockholders to stand for election as directors at the 2021 Annual Meeting and/or the 2022 Annual Meeting (the “Stockholders’ Nominees”) are all elected to the Board, then Stockholders’ Nominees will constitute a majority of the Board and would have substantial influence on Board decisions, including decisions regarding management of the Issuer, the Issuer’s development opportunities, and any offer by Dong-A to contribute the DA Products to the Issuer pursuant to the Voting Agreement. The Reporting Persons may take any other action legally permitted in furtherance of these goals. To accomplish these goals, the Reporting Persons intend to seek the proxy of a legally sufficient number of shares of Common Stock to take the proposed corporate actions.

The Reporting Persons intend to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to its investment in the Issuer as they deem appropriate, which may include further discussions with the Issuer regarding matters previously disclosed in this Amendment No. 1, as well as seeking direct discussions with, and changes or additions to, the Board. These actions may include, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into shares of Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market, in privately negotiated transactions, from the Issuer or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above and except in Ms. Kim’s capacity as a director of the Issuer and as set forth herein, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       Fund II beneficially owns 4,335,800 shares of Common Stock, Fund 6 beneficially owns 1,121,190 shares of Common Stock, Fund 7 beneficially owns 1,864,799 shares of Common Stock, GP beneficially owns 7,321,789 shares of Common Stock, and Ms. Kim beneficially owns 7,321,789 shares of Common Stock. The ownership percentages of Fund II, Fund 6, Fund 7, GP and Ms. Kim are 19.6%, 5.1%, 8.4%, 33.0%, and 33.0%, respectively (based upon 22,171,182 shares issued and outstanding, including (x) the 19,671,182 shares of Common Stock issued and outstanding as of January 14, 2021 as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on February 2, 2021 and (y) the 2,500,000 shares of Common Stock issued on January 21, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 21, 2021).

(b)       Each of Fund II, Fund 6, and Fund 7 may be deemed to hold shared voting and dispositive power over all shares of Common Stock that each beneficially owns with GP. GP, as sole general partner of each of Fund II, Fund 6, and Fund 7, may be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by each of them. Ms. Kim, as Chief Executive Officer of GP, may be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by each of Fund II, Fund 6, and Fund 7.

Additionally, by virtue of the Voting Agreement, Dong-A may be deemed to be members of a “group” with the Reporting Persons. Dong-A is not a reporting person on this Amendment No. 1 or the Original Schedule 13D, and any obligations they may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that the Reporting Persons may be deemed to beneficially own any shares of Common Stock held by Dong-A, the Reporting Persons expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

CUSIP: 64132R 107

(c)        Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement of Joint Filing(1)
B	Voting Agreement, dated as of March 9, 2021, by and among Dong-A ST Co., Ltd., The E&Healthcare Investment Fund II, The E&Healthcare Investment Fund No. 6 and The E&Healthcare Investment Fund No. 7

_________

(1) Filed as Exhibit A in the Original Schedule 13D filed by the Reporting Person with the SEC on January 10, 2020.

CUSIP: 64132R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2021

The E&Healthcare Investment Fund II By: E&Investment, Inc., its general partner By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 6 By: E&Investment, Inc., its general partner By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 7 By: E&Investment, Inc., its general partner By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

E&Investment, Inc. By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Chief Executive Officer

By: /s/ Na Yeon Kim Name: Na Yeon Kim

Schedule A

Directors, Executive Officers and/or Control Persons

of E&Investment, Inc.

Name	Principal Business Address	Principal Occupation	Citizenship

Na Yeon Kim	16th floor, Yeoksam I-Tower, 326, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06211	Chief Executive Officer-Growth Capital Division and Director on the E&Investment Board	Republic of Korea

Seon-Suk Yoo	16th floor, Yeoksam I-Tower, 326, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06211	Chief Executive Officer- Financial Management Division and Director on the E&Investment Board	Republic of Korea

Byung-Hun Song	16th floor, Yeoksam I-Tower, 326, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06211	Chief Executive Officer- Private Equity Division and Director on the E&Investment Board	Republic of Korea

Dong Wook Baek	4th floor, 310, Gangnam-daero, Gangnam-gu, Seoul, Republic of Korea 06253	Director on the E&Investment Board	Republic of Korea

Kye Sang Ahn	3rd floor, 310, Gangnam-daero, Gangnam-gu, Seoul, Republic of Korea 06253	Director and Audit Member of the E&Investment Board	Republic of Korea